UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
EnerSys

(Exact name of registrant as specified in its charter)

Delaware	001-32253	23-3058564
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2366 Bernville Road, Reading, Pennsylvania	19605
(Address of principal executive offices)	(Zip Code)

Todd M. Sechrist, Executive Vice President and Chief Operating Officer, (610) 208-1991
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
EnerSys has filed a Conflict Minerals Report as Exhibit 1.01 to this specialized disclosure report, incorporated herein by reference. The Conflict Minerals Report is also available at www.enersys.com under the Investor Relations tab. The website and the information accessible through it are not incorporated into this specialized disclosure report.
Item 1.02 Exhibit
See Exhibit 1.01 to this specialized disclosure report, incorporated herein by reference.
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
ENERSYS
(Registrant)

By:	/s/ Todd M. Sechrist	May 31, 2018
Name:	Todd M. Sechrist	(Date)
Title:	Executive Vice President and Chief Operating Officer

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report